April 5, 2005

Mr. John P. Nolan

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Ohio Legacy Corp

Form 10-KSB filed March 22, 2005

File No. 0-31673

Dear Mr. Nolan:

This correspondence is provided in response to your comment letter dated April 1, 2005. In that letter, you noted that Exhibit 13 to the December 31, 2004, Annual Report on Form 10-KSB of Ohio Legacy Corp was filed in an improper electronic format.

After review of the document and discussion with our EDGAR filing agent, we have determined the exhibit was not converted to HTML format by our EDGAR filing agent, in error. The exhibit was filed with the Securities and Exchange Commission in an image format.

We are filing Amendment No. 1 to Ohio Legacy Corp’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, solely to provide electronic copy of Exhibit 13, the Company’s 2004 Annual Report to Shareholders, in a format acceptable to the Securities and Exchange Commission. The amended filing should occur on or about April 5, 2005.

No changes have been made to the contents or disclosures of the previously filed 2004 Annual Report to Shareholders. This Amendment No. 1 does not reflect events occurring after the filing of the original Annual Report on Form 10-KSB and does not modify or update the disclosures in the original Annual Report on Form 10-KSB in any way.

We apologize for the oversight.

Should you have any questions, please contact me at 330-263-1989.

Regards,

Eric S. Nadeau

Chief Financial Officer and Treasurer

Ohio Legacy Corp